Himanshu H. Shah
Managing Partner and Chief Investment Officer
SHAH CAPITAL OPPORTUNITY FUND LP

November 12, 2025

Board of Directors of Novavax Inc.

21 Firstfield Rd.

Gaithersburg, MD 20878

As ~8.3% shareholder, Shah Capital has become increasingly disenchanted with the continued squandering of some of the best and safer vaccine and adjuvant technology. Your timid/reactive mindset, inability to properly address operational inefficiencies, and egregiously misleading data points pertaining to claims of non-dilution left us no choice but to make our critical assessment public once again.

2025-26 Nuvaxovid Wipeout Instead of a Rollout

We continue to be at a complete loss as to the level of failure this far into the Covid vaccine season with only ~120K shots in arms compared to 14.5 million jabs achieved by your two competitors as of October 31st leaving Novavax’ market share at an incomprehensible 0.8% - less than half of last year’s pathetic low % share. Given the growing body of scientific evidence demonstrating that Nuvaxovid offers efficacy equal to or exceeding that of its peers, with superior tolerability, longer durability, favorable regulatory momentum, a more level competitive landscape, an extended six-month shelf life, and rising patient reluctance toward mRNA vaccines—combined with the purported strength of your partner’s marketing capabilities—it is reasonable to question whether Novavax and its partner are exhibiting a profound lack of competence or intentionally underperforming. We have observed that pharmacists and patients remain no better informed about Nuvaxovid than they were a year ago, while advertising efforts have been virtually absent. The true tragedy is that a vaccine with proven scientific merit and clear demand is failing to reach the patients who could benefit most. Despite strong underlying science and evident market need, the disconnect between potential and execution is striking. Novavax shareholders deserve leadership that is both competent and committed to realizing the company’s promise.

Lack of Proactive Mindset

With ever increasing level of scientific data showing Nuvaxovid to be just as good or better than mRNA peers in terms of immunogenicity, reactogenicity and durability, why is Nuvaxovid’s P4 trial not incorporating reactogenicity comparison with Pfizer’s Comirnaty to potentially achieve 40%+ market share next season? Also, Matrix-M is claimed to be superior to competing adjuvants on the market and given Matrix-M has no aluminum or thimerosal ingredients, should raise the bar even further in terms of safety. Given the importance of Matrix-M as a differentiating technology, it would be valuable to understand why Novavax has not yet undertaken a direct comparison with leading adjuvants from other major global developers. Such benchmarking could provide greater clarity on Matrix-M’s relative strengths and reinforce confidence in its competitive positioning.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

HIGH-Cost Structure

Though cost cutting in last few years has been a step in the right direction, we see significant room for further improvement in both SG&A and R&D. Current SG&A and R&D expense midpoint guidance of ~$375M for 2026 is elevated given that Novavax currently lacks ongoing marketing or sales efforts and is focused primarily on pre-clinical trials, aside from Nuvaxovid P4 which is largely supported by its partner. Given the changes that have occurred at the company, SG&A and R&D costs should be no more than $250M in 2026. With your recent negative news of delaying profitability until 2028, cutting SG&A and R&D costs to $250M level is not merely prudent but vital to bring Novavax to operational profitability in 2026 though we are assuming additional decent partnership milestone/s. Both board and top management should take ~50% pay cut considering many operational blunders including $29 million Q3 charge for untimely CB refinancing.

Misleading Dilution Data

On your choice to add a highly misleading slide (14) into your Q3 earnings presentation, this is cherry-picking of dates and data at its worst. Novavax has more than doubled its share count since September 2022 and would have likely continued to do so well after Q2 2024 if Shah Capital had not kept pressuring you to stop the ATM madness. Frankly, a disgraceful slide given the massive level of dilution and shareholder pain!

Way-Forward

Shah Capital continues to be a believer in the science of Novavax and hence have increased our ownership, however, frustrated with non-existent Covid market share, and continued expected operating losses which are unacceptable. Despite clear guidance for more assertive and pragmatic messaging, aggressive cost cutting, and greater financial discipline, Novavax continues to languish on all fronts. Therefore, we are reiterating that Novavax shareholders will be better served under the umbrella of a larger, competent pharma company that exhibits insight and courage to bring Nuvaxovid, CIC Vaccine and Matrix-M Adjuvant to their fullest potential. We view this as the most prudent and responsible course for advancing the vaccine portfolio and restoring shareholder value, and we strongly urge the board, as a fiduciary, to immediately establish a committee, including the engagement of a qualified investment banker.

Sincerely,

/s/ Himanshu H. Shah

Himanshu H. Shah

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com